Extraordinary General Meeting of Shareholders of Kitov Pharma Ltd.

Date: August 6, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain	Do you have a "Personal Interest"[1] in the Matter of the Proposal? Yes	No
Proposal 1: To approve an increase of the Company's registered and authorized ordinary share capital and corresponding amendments to its articles of association and memorandum of association.	☐	☐	☐		
Proposal 2: To approve an amendment to the Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan to increase the aggregate number of ordinary shares reserved thereunder in order to be able to award options that qualify as incentive stock options for U.S. tax purposes.	☐	☐	☐		
Proposal 3: To approve an amended and restated Compensation Policy for the Company's executive officers and directors.	☐	☐	☐	☐	☐
Proposal 4: To approve the grants of equity-based awards to the Company's Chief Executive Officer and directors, in such amounts and with such terms and conditions as described in Proposal 4 of the Company's Proxy Statement for the Meeting, as follows:					
4A: To approve the grants of equity-based awards to Isaac Israel, the Company's Chief Executive Officer and a Director.	☐	☐	☐	☐	☐
4B: To approve the grants of equity-based awards to Dr. Eric Rowinsky, the Chairman of the Board of Directors of the Company.	☐	☐	☐		
4C: To approve the grants of equity-based awards to the other members of the Board of Directors of the Company.	☐	☐	☐		

[1] As such term is defined in the Israel Companies Law, 5799 – 1999, and as described in the Proxy Statement for the Extraordinary General Meeting.

If I checked above that I have a "personal interest" in either or both of Proposal 3 and Proposal 4.a., following are details in connection with such "personal interest":

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____

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Authorized Signatures - This section must be completed for your instructions to be executed.

_________________ Please Sign Here   _________________ Please Date Above

_________________ Please Sign Here   _________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Shareholders of Kitov Pharma Ltd.
to be Held on August 6, 2020
for Holders as of July 6, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. July 31, 2020.

To review SGM related materials, including the full Proxy Statement, please visit: http://kitovpharma.investorroom.com/Shareholder-Meetings

PROXY TABULATOR FOR

KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Kitov Pharma Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on July 31, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 6, 2020** at the **Extraordinary General Meeting of Shareholders** of **Kitov Pharma Ltd.** to be held on **August 6, 2020**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903